

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

September 21, 2011

Via E-Mail

Guy P. Lander, Esq.
Carter Ledyard & Milburn LLP
2 Wall Street
New York, NY 10005

> Re: **Kent International Holdings, Inc.**
> **Amendment No. 1 to Schedule 13E-3 filed on September 13, 2011**
> **File No. 5-44313**
> **Amendment No. 1 to Schedule 14C filed on September 13, 2011**
> **File No. 0-20726**

Dear Mr. Lander:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. All page numbers refer to the marked copy of the filings that were provided to us.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule 14A

General

1. We note your response to comment one in our letter dated September 1, 2011. Please revise to disclose the fairness determination of each of Messrs. Koether and Healey and describe the factors considered in determining fairness. Refer to Item 1014(a) and (b) of Regulation M-A.

Summary Term Sheet, page 3

Effect of the Transaction, page 5

2. We note your response to comment five in our letter dated September 1, 2011; however, we reissue that part of our comment asking you to disclose, in the summary and in the special factors section, the loss of the rights and protections that the federal securities provide to security holders and the termination of the reporting obligations for officers, directors and principal stockholders required of public companies.

Special Factors, page 7

Background of the Transaction, page 7

3. We note your response to comment seven in our letter dated September 1, 2011. Please disclose the date of the shareholder consent and any negotiations or discussions regarding the shareholder consent approving the reverse stock split.

4. Please describe why the filing persons sought to have Biotechnology Value Fund agree beforehand to the going private transaction.

5. We note that the $2.50 price set by Biotechnology Value Fund appears to be an appraisal under Item 1015 of Regulation M-A. Please summarize and file any valuations or financial analysis performed by or for Biotechnology or advise us.

Fairness of the Reverse Stock Split, page 12

6. Please quantify the tangible book value per share and the revenue per share in the fourth bullet point.

Effects on our Affiliates, page 17

7. We note your response to comment 12. Please revise your disclosure on pages 6 and 36 to clarify that the board no longer reserves the right to change the ratio of the reverse stock split, as stated in your response.

8. Please revise your statement that Messrs. Koether and Healey will be treated like any other shareholder given that they are control persons in Kent Financial, which will be the sole shareholder after the going private transaction. Similarly, please revise the table on page 18 to show each of Messrs. Koether and Healey's interests in Kent Financial currently and after the going private transaction.

Valuation Presentation of Seidman & Co., page 19

9. We note your response to comment 13 in our letter dated September 1, 2011;
    however, we reissue our comment that you summarize and file the Integra Realty
    Resources appraisal. Please see <u>In the Matter of Meyers Parking System, Inc.</u>,
    Release No. 34-26069 (September 12, 1988), and the <u>Charles L. Ephraim</u> no-
    action letter dated September 30, 1987.

10. We note your response to comment 14 in our letter dated September 1, 2011. For
    ease of investor understanding, please include headings for each of the three
    analyses. Please further describe the criteria that were used in selecting
    companies for the premia analysis and the comparable company analysis. Under
    the comparable company analysis, please include comparable information for the
    issuer.

Kent Financial, page 34

11. We note your response to comment three in our letter dated September 1, 2011.
    Please revise to include the dates for each position held by Mr. Mahomes and
    describe Mr. Tjang's work experience since December 2009.

        Please direct any questions to me at (202) 551-3411. You may also contact me
via facsimile at (202) 772-9203. Please send all correspondence to us at the following
ZIP code: 20549-3628.

                                        Sincerely,

                                        /s/ Peggy Kim

                                        Peggy Kim
                                        Special Counsel
                                        Office of Mergers & Acquisitions